EXHIBIT 12.1

NEWPAGE CORPORATION AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

(In thousands of dollars)

									Pro forma
			Period from						Year	Quarter
	Fiscal year		Nov. 1, 2001				Quarter ended		ended	ended
	Ended October 31,		to Dec. 31,	Year ended December 31,			March 31,		Dec. 31,	Mar. 31,
	2000	2001	2001	2002	2003	2004	2004	2005	2004	2005
Earnings (loss):
Pre-tax income (loss) before income (loss) from equity investee	$97,264	$(20,515)	$(8,725)	$(181,790)	$(147,410)	$(342,467)	$(48,375)	$5,207	$(411,920)	$(15,031)
Interest and debt expense	3,264	2,820	327	8,223	10,297	9,241	2,350	2,136	138,572	35,610
Portion of rental expense deemed to be interest*	2,378	3,278	511	8,087	7,346	5,593	1,688	1,399	5,593	1,399
Distributed income of equity investee				7,625	12,104	12,240	2,235	2,070	12,240	2,070
Total earnings (loss)	$102,906	$(14,417)	$(7,887)	$(157,855)	$(117,663)	$(315,393)	$(42,102)	$10,812	$(255,515)	$24,048

Fixed charges:
Interest and debt expense	3,264	2,820	327	8,223	10,297	9,241	2,350	2,136	138,572	35,610
Portion of rental expense deemed to be interest*	2,378	3,278	511	8,087	7,346	5,593	1,688	1,399	5,593	1,399
Total fixed charges	$5,642	$6,098	$838	$16,310	$17,643	$14,834	$4,038	$3,535	$144,165	$37,009

Ratio of earnings to fixed
charges	18.2x	—	—	—	—	—	—	3.1x	—	—

Deficiency in earnings necessary to cover fixed charges	$—	$(20,515)	$(8,725)	$(174,165)	$(135,306)	$(330,227)	$(46,140)	$—	$(399,680)	$(12,961)

* Portion of rental expense deemed to be interest represents one-third of total rent expense, which management believes is a reasonable approximation of the interest factor.